SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form S-8 - File No. 333-233958 and on Form F-3 - File No. 333-266346.

Eltek Ltd. Announces Results of Annual General Meeting

At the Annual General Meeting of shareholders held today, August 31, 2022, the following proposed resolutions set forth in the proxy statement filed under Form 6-K on July 27, 2022 (the “Proxy Statement”) were duly adopted:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To approve the Company’s Amended and Restated Compensation Policy, as described in the Proxy Statement;

4.	To approve the extension of the exculpation letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement;

5.	To approve the extension of the indemnification letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement;

6.	To approve the amendment to the terms of employment of the Company’s CEO, Mr. Eli Yaffe, as described in the Proxy Statement;

7.	To ratify and approve the performance bonus granted to the Company’s CEO, Mr. Eli Yaffe, for the year 2021, as described in the Proxy Statement;

8.
To re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2022 and for such additional period until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to approve their compensation;

The proposed resolution to approve the extension, amendment and restatement of the Company’s Amended Management Agreement with Nistec Ltd., our Controlling shareholder did not receive the required majority.

For additional details please refer to the Proxy Statement.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd.
(Registrant)

By:	/s/ Yitzhak Nissan
Yitzhak Nissan
Chairman of the Board of Directors

Dated:  August 31, 2022